SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934

(Amendment No. 8)*

International Game Technology PLC
(Name of Issuer)

Ordinary shares, nominal value $0.10 per share
(Title of Class of Securities)

G4863A 108
(CUSIP Number)

Benjamin M. Roth Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, NY 10019 United States Telephone: 1-212-403-1000 Facsimile: 1-212-403-2000 Email: BMRoth@wlrk.com	Maria Grazia Uglietti De Agostini S.p.A. 15, Via Giovanni da Verrazano 28100 Novara Italy Telephone: +39-0321-424-321 Facsimile: +39-39-0321-424305 Email: mariagrazia.uglietti@deagostini.it
(Name, Address and Telephone Number of Person
 Authorized to Receive Notices of Communication)

July 26, 2024
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d‑1(e), 240.13d‑1(f) or 240.13d‑1(g), check the following box. ☐

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
De Agostini S.p.A.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
The Republic of Italy

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
85,422,324(1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
85,422,324

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
85,422,324(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
42.3%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)
Pursuant to a loyalty plan implemented by IGT PLC, from and after April 7, 2018, any shareholder who held (or may in the future hold) ordinary shares continuously for a three-year period became (or will become) entitled to participate in the loyalty plan and, upon election, became (or will become) entitled to direct the voting rights with respect to one special voting share of $0.000001 (each a “Special Voting Share”) per ordinary share held for such period.  Each Special Voting Share carries 0.9995 votes.  De Agostini elected, effective as of May 25, 2018, to exercise its rights to participate in the loyalty plan with respect to all of its owned ordinary shares.  As of July 23, 2024, De Agostini has the right to direct the voting with respect to 85,422,324 Special Voting Shares.  De Agostini has been advised that, as of such date, no other shareholders have elected to participate in the loyalty plan resulting in the right to direct the voting with respect to Special Voting Shares.  As of July 23, 2024, there were 201,857,590 outstanding ordinary shares and 6,873,196 treasury shares, as of July 23, 2024 there are 85,422,324 Special Voting Shares with respect to which shareholders have the right to direct the voting.  Therefore, De Agostini’s effective voting interest, as of July 23, 2024, is approximately 59.46% of the total voting power.

This Amendment No. 8 (this “Amendment No. 8”) to Schedule 13D amends and supplements the statement on Schedule 13D relating to the ordinary shares, nominal value $0.10 (the “ordinary shares”), of International Game Technology PLC (“IGT PLC” or the “Issuer”) filed by De Agostini S.p.A. (“De Agostini”) and DeA Partecipazioni S.p.A. (“DeA Partecipazioni” and, together with De Agostini, the “Reporting Entities”) on April 15, 2015 (the “Initial Schedule 13D”), as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6 and Amendment No. 7 (as so amended, the “Prior Schedule 13D,” and as amended by this Amendment No. 8, this “Schedule 13D”).  Except as amended hereby, the Prior Schedule 13D remains in full force and effect and shall be read together with this Amendment No. 8.  Capitalized terms used in this Amendment No. 8 but not otherwise defined herein have the meanings ascribed to them in the Prior Schedule 13D.

Item 4.	Purpose of Transaction.

Item No. 4 of the Prior Schedule 13D is amended by adding the following after the last paragraph thereof:

On July 26, 2024, the Issuer entered into definitive agreements with Everi Holdings Inc., a Delaware corporation (“Everi”), Ignite Rotate LLC, a Delaware limited liability company and a direct wholly owned subsidiary of the Issuer (“Spinco”), Voyager Parent, LLC, a Delaware limited liability company (“Buyer”), and Voyager Merger Sub, Inc., a Delaware corporation and a direct wholly owned subsidiary of Buyer (“Buyer Sub”), with respect to certain transactions (the “Proposed Transaction”) pursuant to which, among other things, and subject to the terms and conditions of those definitive agreements, (i) IGT PLC will transfer (or cause to be transferred) to Spinco substantially all of the assets, and Spinco will assume substantially all of the liabilities, of the Issuer’s Gaming and Digital business (the “Separation”), (ii) immediately following the completion of the Separation, prior to, but substantially concurrently with, the effective time of the Merger (as defined below), Buyer will purchase and acquire from the Issuer, and the Issuer will sell to Buyer, all of the outstanding units of Spinco (the “Spinco Units”) for a purchase price of $4,050,000,000, subject to adjustment in accordance with the terms and conditions set forth in the definitive agreements, and (iii) at the effective time of the Merger, Buyer Sub will be merged with and into Everi (the “Merger”), with Everi surviving the Merger as a direct wholly owned subsidiary of Buyer, and all of the issued and outstanding shares of Everi common stock will be converted into the right to receive $14.25 in cash per share of Everi common stock, paid in accordance with the terms and conditions set forth in the definitive agreements. Buyer is a newly formed holding company owned by funds managed by affiliates of Apollo Global Management, Inc.

In connection with the Proposed Transaction, De Agostini entered into a Support Agreement by and among the Issuer, Spinco, Everi, and Buyer, dated as of July 26, 2024 (the “Support Agreement”). The Support Agreement contains, among other things, an agreement by De Agostini not to directly or indirectly, and not to permit any of its affiliates to, engage in, manage or operate (or own an equity interest in any person who engages in, manages or operates), anywhere in the world, any business that competes with the Restricted Business (as defined in the Support Agreement), so long as a designee of De Agostini or its affiliates is serving as a member of the board of directors or similar body of Buyer or an affiliate thereof or De Agostini and its affiliates collectively own at least 10% of the outstanding equity interests of Buyer. The Support Agreement also contains certain commitments by De Agostini to support and facilitate the completion of the Proposed Transaction. The provisions of the Support Agreement automatically terminate upon the earliest of the closing of the Proposed Transaction, the valid termination of the definitive agreement for the Merger and the valid termination of the definitive agreement for the Separation, other than the non-compete provision of the Support Agreement which survives the closing of the Proposed Transaction.

The foregoing description of the Support Agreement does not purport to be complete and is subject to, and is qualified in its entirety by, the full text of the Support Agreement, which is filed herewith as Exhibit 1, and incorporated by reference herein.

Additionally, De Agostini has entered into a letter agreement with an indirect parent company of Buyer, pursuant to which De Agostini will make a minority investment of at least $250 million and up to $325 million in an indirect parent of Buyer that will own all of the outstanding Spinco Units following the sale of all of the Spinco Units from the Issuer to Buyer and Everi following the Merger.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item No. 6 of the Prior Schedule 13D is supplemented to incorporate by reference the information set forth above in Item No. 4.

Item 7.	Materials to be Filed as Exhibits.

The following is filed herewith as an Exhibit to the Schedule 13D:

Exhibit 1
Support Agreement, dated July 26, 2024, by and among Buyer, Everi, the Issuer, Spinco and De Agostini (incorporated by reference to Exhibit 10.5 to the Current Report on Form 6-K filed by the Issuer with the Commission on July 26, 2024).*

* Certain schedules and exhibits omitted pursuant to Item 601(a)(5) of Regulation S-K promulgated by the SEC. De Agostini agrees to furnish supplementally a copy of any omitted schedule or exhibit to the SEC upon request.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 26, 2024

De Agostini S.p.A.

	By:	/s/ Lorenzo Pellicioli
		Name:	Lorenzo Pellicioli
		Title:	Chairman